Exhibit 99.1

TOWERJAZZ REPORTS RECORD REVENUES AND STRONG MARGINS FOR THE
SECOND QUARTER OF 2015

GAAP Net Profit and Substantial Margins Increase

Year over Year Organic Revenue Increase of 35%; Guiding Continued Growth

MIGDAL HA’EMEK, ISRAEL - August 5, 2015 - TowerJazz (NASDAQ: TSEM & TASE: TSEM) today reports results for the second quarter and first half of 2015 ended June 30, 2015.

Highlights

•	Strong execution of operational and business strategies resulted in $25 million incremental year over year profit;

•	Second quarter 2015 record revenues of $236 million with year-over-year organic growth (excluding Micron and Panasonic) of 35%;

•	Substantial GAAP margins increase:

o	Gross profit of $52 million, 8X year over year;

o	GAAP net profit achieved through sustainable business model.

•	Strong Non-GAAP margins:

o	Gross margin of 37%, up from 27% in the second quarter of 2014;

o	Record EBITDA of $59 million, 77% year over year increase;

o	Net profit of $54 million, representing basic earnings per share of $0.70.

•	Enhanced balance sheet with increased shareholders equity and increased cash balance; reduced net debt of $150 million at June 30, 2015, as compared to approximately $400 million as of June 30, 2014.

Second Quarter and First Half Results Overview

Record revenues of $236 million in the second quarter of 2015, reflecting year over year organic growth of 35% (excluding Micron and Panasonic). This enabled increases of $25 million, $26 million and $23 million in non-GAAP gross, operating and net profit, respectively, as compared to the second quarter of 2014, reflecting full replacement of Micron revenues through organic business with strong margins.

Revenues for the second quarter of 2015 of $236 million are compared with $226 million in the prior quarter and $234 million in the second quarter of 2014.

Gross profit, on a non-GAAP basis, for the second quarter of 2015 was $87 million, representing 37% gross profit margin with 40% increase from $62 million, or 27% gross margin, reported in the second quarter of 2014 and an increase from $81 million, representing 36% gross margin, achieved in the previous quarter. On a GAAP basis, gross profit for the second quarter of 2015 was $52 million, or 22% gross margin as compared to $7 million in the second quarter of 2014, or 3% gross margin, and as compared to $33 million in the prior quarter, or 15% gross margin.

EBITDA, which is akin to non-GAAP operating profit, was $59 million for the second quarter, 77% higher than the $33 million in the second quarter of 2014 and 14% higher than the $51 million in the prior quarter. On a GAAP basis, operating profit for the second quarter of 2015 was $22 million, reflecting $20 million increase over the first quarter of 2015.

Net profit for the quarter, on a non-GAAP basis, was $54 million, resulting in  basic earnings per share  is $0.70, or 23% net profit margin, 74% increase compared to $31 million in the second quarter of 2014, or $0.62 basic earnings per share,  and 9% increase as compared to the $50 million net profit of the prior quarter.

GAAP net profit in the second quarter of 2015 was $8 million, achieved through the implementation of a sustainable profitable business model, resulting in basic earnings per share of $0.10, which are compared to a loss for the second quarter of 2014 of $16 million, reflecting loss per share of $0.31.

For the six months ended June 30, 2015, revenues were $462 million, a 26% increase as compared to $367 million in the six months ended June 30, 2014. Net profit on a non-GAAP basis was $103 million for the first half of 2015, greater than 2X year-over-year betterment, and GAAP loss was $65 million, mainly due to $85 million of non-cash other financing expenses recorded in the first quarter of 2015, mainly as a result of the successful accelerated conversion of Series F debenture of $162 million, as previously announced.

During the second quarter of 2015, the company performed a study in regards to the estimated useful lives of its property and equipment. Due to the long life cycle of its existing processes, technologies and products, the high versatility of its manufacturing equipment to provide better flexibility to meet changes in customer needs and the ability to re-use equipment over several technology cycles, the estimated usage period of its manufacturing assets extended significantly. Hence, the company determined that the estimated useful lives of machinery and equipment should be extended to 15 years as compared with 7 years previously estimated. The impact of the extended estimated useful lives for the three and six months ended June 30, 2015 was an approximately $7 million increased net profit as a result of $14 million reduced gross depreciation expenses.

Cash as of June 30, 2015 increased to $143 million as compared to $134 million as of March 31, 2015. During the quarter, we generated $51 million cash from operations, higher than the $40 million in the previous quarter and $31 million in the second quarter of 2014. Investments in property and equipment (cap-ex) were $40 million, above the usual level, intended to increase the capacity and capabilities of the manufacturing facilities in order to support the strong and growing customer demand, exceeding current available capacity.

Shareholders’ equity as of June 30, 2015, was $300 million as compared to $196 million as of December 31, 2014 with current ratio increase from 1.3X to 1.6X and net debt as of June 30, 2015 of $150 million, significantly lower than $389 million as of June 30, 2014.

Business Outlook

TowerJazz expects revenues for the third quarter of 2015 ending September 30, 2015 to increase to $244 million with an upward or downward range of 5%, reflecting 8% revenue growth as compared with the third quarter of 2014.

CEO Comments

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “Second quarter was strong, producing sustainable net profit, the highest ever quarterly revenue and record EBITDA; tracking ahead of our financial roadmap. Second quarter year over year organic growth of 35%, strongly outperformed our industry, demonstrating the traction of the mask sets entries, as previously reported.”

Ellwanger added: “Our customer demand continues to grow in all segments in which we participate, in particular RF front end module, CMOS Image Sensor and Power Management. We have cross qualified RF SOI front end module flows from our Newport Beach Fab3 to Migdal HaEmek Fab 2 and are in the midst of a very strong ramp of these technologies. We have also qualified TowerJazz Power Management flows at TPSCo and are now qualifying existing TowerJazz customers, accelerating the ramp of TPSCo third party business, while opening and adding certain needed extra capacity in all our sites.”

Ellwanger concluded: “We expect continued quarter over quarter revenue, margins and profit growth. Our customer demand, within existing and new markets, provides strong confidence to maintain and grow our analog specialty foundry leadership position.”

Teleconference and Webcast

TowerJazz will host an investor conference call today, August 5, 2015, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the second quarter 2015 and its third quarter 2015 outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com., or by calling: 1-888-407-2553 (U.S. Toll-Free), 03-918-0610 (Israel), +972-3-918-0610 (International). For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

As previously announced, beginning with the second quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP. This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) Nishiwaki Fab restructuring costs and impairment, (4) TPSCo pre-merger costs, (5) financing expenses, net other than interest accrued, such that non-GAAP interest expenses and other non-cash financial expenses, net include only interest accrued during the reported period, whether paid or payable, (6) Gain from acquisition and (7) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period on a cash basis. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of profit or loss, according to U.S. GAAP, excluding Nishiwaki Fab restructuring costs and impairment, TPSCo pre-merger costs, gain from acquisition, interest and other financing expenses (net), tax, non-controlling interest, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

Since the initial listing of the Company on NASDAQ in the United States of America, Tower has followed accounting principles of the US GAAP, both for internal as well as external purposes, and since 2007 its main reporting was under US GAAP. In order to provide full disclosure, and since the Company that was an affiliate of Israel Corporation, Ltd., a public holding company traded in TASE, reporting under International Financial Reporting Standards rules (“IFRS”), during the years before and including 2014, and became in January 2015 an affiliate of Kenon Holdings, LTD, a public holding company traded in NYSE and TASE reporting under the IFRS, the Company is hereby adding the IFRS main results in addition to US GAAP financials on a voluntary basis. IFRS differs in certain significant aspects from U.S. GAAP. The primary differences between US GAAP and IFRS related to the Company is the accounting for financial instruments, primarily the Company’s debentures. Net profit under International Financial Reporting Standards rules (“IFRS”) was approximately $9 million for the second quarter of 2015, with the main difference between US GAAP and IFRS accounting principles as far as relates to the Company’s statement of operations for this reporting period is the different treatment of financial instruments affecting non-cash financing expenses, net.

About TowerJazz

Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

CONTACTS:
TowerJazz Investor Relations | Noit Levy-Karoubi, +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Kenny Green, (646) 201 9246 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) demand in our customers’ end markets, (iii) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (iv) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (v) impact of our debt and other liabilities on our financial position and operations, (vi) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (vii) fluctuations in cash flow, (viii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (ix) our majority stake in TPSCo, (x) in the course of the operations cessation, dissolution and closure of TJP within the scope of restructuring our activities and business in Japan, including the sale of TowerJazz Japan (‘TJP’) assets in order to fund its liabilities, settling any potential claims from its employees, labor unions, suppliers, or other third parties amicably to avoid deviations to our estimated accruals and allowances and so that it may pay all its obligations and liabilities and any risk that may result from any legal proceeding filed by vendors, customers and/or other third parties in connection therewith, (xi) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xii)  receipt of orders that are lower than the customer purchase commitments, (xiii) failure to receive orders currently expected,  (xiv) we may be required to incur additional indebtedness, (xv) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvi) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xvii) may have obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xviii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xix) to execute debt re-financing, restructuring and/or fundraising to enable the service of our debt and other liabilities, (xx) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxi)  the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefore, (xxii) the concentration of our business in the semiconductor industry, (xxiii) the effect of financial instruments’ accounting treatment under US GAAP on non-cash other financing expenses, net included in our statement of operations, primarily the impact of amortization, accretion and acceleration thereof as a result of debentures Series F conversion to shares which can increase our non-cash other financing expenses by up to additional $10 million  and reduce net profits (while reducing such expenses and improving profitability in the future periods thereafter), however, will improve shareholders’ equity and reduce liabilities, all in accordance with US GAAP, ASC 470 (formerly EITF 98-5 and EITF 00-27), and such accelerated accretion and amortization of the Beneficial Conversion Feature created in 2012; (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fables semiconductor companies and integrated device manufacturers;  (xxviii) achieving acceptable device yields, product performance and delivery times,  (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our ability to fulfill our obligations and meet performance milestones under our agreements, including meeting our remaining obligations for the warranty period under our agreement with an Asian entity signed in 2009, (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business locally and internationally and  fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations; and (xxxv) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#      #      #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	June 30,	March 31,	December 31,
	2015	2015	2014
	(Unaudited)	(Unaudited)
A S S E T S

CURRENT ASSETS
Cash and short-term deposits	$142,503	$134,216	$187,167
Trade accounts receivable	112,624	105,491	99,166
Other receivables	6,333	7,408	5,759
Inventories	91,855	86,153	87,873
Other current assets	18,796	20,314	14,119
Total current assets	372,111	353,582	394,084

LONG-TERM INVESTMENTS	12,437	11,785	11,896

PROPERTY AND EQUIPMENT, NET	415,092	408,513	419,111

INTANGIBLE ASSETS, NET	39,283	41,225	42,037

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	7,410	6,391	10,018

TOTAL ASSETS	$853,333	$828,496	$884,146

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of loans and debentures	$40,558	$26,721	$119,999
Trade accounts payable	106,677	108,616	98,632
Deferred revenue	11,540	8,112	5,478
Other current liabilities	72,715	59,102	76,216
Total current liabilities	231,490	202,551	300,325

LONG-TERM DEBT	214,357	225,841	267,087

LONG-TERM CUSTOMERS' ADVANCES	6,178	6,181	6,272

EMPLOYEE RELATED LIABILITES	16,571	15,973	16,699

DEFERRED TAX LIABILITY	74,551	75,854	75,278

OTHER LONG-TERM LIABILITIES	9,897	10,057	22,924

Total liabilities	553,044	536,457	688,585

TOTAL SHAREHOLDERS' EQUITY	300,289	292,039	195,561

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$853,333	$828,496	$884,146

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED CASH REPORT (UNAUDITED)
(dollars in thousands)

	Three months	Three months	Three months
	ended	ended	ended
	June 30,	March 31,	June 30,
	2015	2015	2014

Cash at beginning of the period	$134,216	$187,167	$182,831

Cash from operations, excluding interest payments	54,130	43,986	41,454
Funds received from exercise of warrants and options, net of issuance expenses	(817)	6,471	3,011
Investments in property and equipment	(39,817)	(28,122)	(27,004)
Debt repayment - principal	(2,000)	(46,683)	(9,250)
Debt repayment - interest	(3,209)	(3,696)	(10,468)
Nishiwaki's cessation of operation, net	--	(24,907)	11,647

Cash at end of the period	$142,503	$134,216	$192,221

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,
	2015	2015	2014	2015	2014
	GAAP	GAAP	GAAP	GAAP	GAAP

REVENUES	$235,561	$226,217	$234,072	$461,778	$366,725

COST OF REVENUES	183,101	193,225	227,347	376,326	355,750

GROSS PROFIT	52,460	32,992	6,725	85,452	10,975

OPERATING COSTS AND EXPENSES

Research and development	15,148	14,837	14,162	29,985	21,605
Marketing, general and administrative	15,806	16,161	16,527	31,967	27,343
Nishiwaki Fab restructuring costs and impairment	--	--	4,269	--	75,728
Merger related costs	--	--	--	--	1,229

	30,954	30,998	34,958	61,952	125,905

OPERATING PROFIT (LOSS)	21,506	1,994	(28,233)	23,500	(114,930)

INTEREST EXPENSE, NET	(3,613)	(3,633)	(8,818)	(7,246)	(16,931)

OTHER NON CASH FINANCING EXPENSE, NET (a)	(7,271)	(84,596)	(12,276)	(91,867)	(32,393)

GAIN FROM ACQUISITION, NET	--	--	15,249	--	166,404

OTHER INCOME (EXPENSE), NET	(4)	(9)	64	(13)	203

PROFIT (LOSS) BEFORE INCOME TAX (a)	10,618	(86,244)	(34,014)	(75,626)	2,353

INCOME TAX BENEFIT (EXPENSE) (b)	(2,468)	10,894	11,566	8,426	14,020

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST (a)	8,150	(75,350)	(22,448)	(67,200)	16,373

NON CONTROLLING INTEREST	(363)	2,286	6,702	1,923	6,702

NET PROFIT (LOSS) (a)	$7,787	$(73,064)	$(15,746)	$(65,277)	$23,075

BASIC EARNINGS (LOSS) PER ORDINARY SHARE (c)	$0.10	$(1.15)	$(0.31)	$(0.93)	$0.47

DILUTED EARNINGS PER ORDINARY SHARE (c,d)	$0.09				$0.39

(a)
Other non cash financing expense, net and loss amounts for the six months ended June 30, 2015 and for three months ended March 31, 2015 mainly include accelerated accretion and amortization resulting from the $162 million accelerated conversion of debentures series F during the first quarter of 2015.

(b)
Income tax benefit for the six months ended June 30, 2015 and for the three months ended March 31, 2015 include primarily $11 million income resulting from expiration of the statute of limitations during the first quarter of 2015 in connection with tax items for which accruals have been made in prior years.

(c)
Net profit used for diluted earnings per share is $7,787 and the weighted average number of ordinary shares outstanding used for diluted earnings per share is 87.6 million. In order to calculate fully diluted share count, shares underlying the following securities shall be considered above the 77 million outstanding shares as of the date of this release: Approximately 14 million possible shares underlying options and warrants, 3 million underlying debentures series F, 3 million underlying capital notes and 6 million underlying Jazz notes due December 2018 (unless repayable with cash).

(d)	Fully diluted earnings per share calculation and presentation are not required under GAAP for periods with GAAP loss.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Three months ended		Three months ended				Three months ended
	June 30,		June 30,				June 30,
	2015	2014	2015		2014		2015		2014
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$235,561	$234,072	$--		$--		$235,561		$234,072

COST OF REVENUES	148,183	171,672	34,918	(a)	55,675	(a)	183,101		227,347

GROSS PROFIT	87,378	62,400	(34,918)		(55,675)		52,460	(a)	6,725

OPERATING COSTS AND EXPENSES

Research and development	14,374	13,734	774	(b)	428	(b)	15,148		14,162
Marketing, general and administrative	14,385	15,556	1,421	(c)	971	(c)	15,806		16,527
Nishiwaki Fab restructuring costs and impairment	--	--	--		4,269		--		4,269

	28,759	29,290	2,195		5,668		30,954		34,958

OPERATING PROFIT (LOSS)	58,619	33,110	(37,113)		(61,343)		21,506	(a)	(28,233)

INTEREST EXPENSE, NET	(3,613)	(8,818)	--	(d)	--	(d)	(3,613)		(8,818)

OTHER NON CASH FINANCING EXPENSE, NET	--	--	(7,271)		(12,276)		(7,271)		(12,276)

GAIN FROM ACQUISITION, NET	--	--	--		15,249		--		15,249

OTHER INCOME (EXPENSE), NET	(4)	64	--		--		(4)		64

PROFIT (LOSS) BEFORE INCOME TAX	55,002	24,356	(44,384)		(58,370)		10,618	(a)	(34,014)

INCOME TAX BENEFIT (EXPENSE)	(703)	(66)	(1,765)	(e)	11,632	(e)	(2,468)		11,566

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	54,299	24,290	(46,149)		(46,738)		8,150	(a)	(22,448)

NON CONTROLLING INTEREST	(363)	6,702	--	(f)	--	(f)	(363)		6,702

NET PROFIT (LOSS)	$53,936	$30,992	$(46,149)		$(46,738)		$7,787	(a)	$(15,746)

NON-GAAP GROSS MARGINS	37.1%	26.7%

NON-GAAP OPERATING MARGINS	24.9%	14.1%

NON-GAAP NET MARGINS	22.9%	13.2%

BASIC EARNINGS PER ORDINARY SHARE	$0.70	$0.62

(a)
The $21 million reduced depreciation expenses was mainly due to $14 million gross impact of extended useful life of assets, which resulted in improved net profit by approximately $7 million, net after tax and non controlling interest; depreciation and amortization expenses Include amounts of $34,378 and $55,460 related to fixed assets and amounts of $540 and $215 related to stock based compensation expenses for the three months ended June 30, 2015 and June 30, 2014 respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $305 and $203 and stock based compensation expenses in the amounts of $469 and $225 for the three months ended June 30, 2015 and June 30, 2014 respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $487 and $213 and stock based compensation expenses in the amounts of $934 and $758 for the three months ended June 30, 2015 and June 30, 2014 respectively.

(d)	Non-GAAP interest expense, net includes only interest on an accrual basis.
(e)	Non-GAAP income tax benefit (expense) includes taxes paid during the period on a cash basis.
(f)	Non-GAAP non-controlling interest does not include any adjustments that may result from the company's 51% stake in TPSCo.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands)

	Three months ended		Three months ended				Three months ended
	June 30,	March 31,	June 30,		March 31,		June 30,		March 31,
	2015	2015	2015		2015		2015		2015
	non-GAAP		Adjustments (see a, b, c, d, e, f below)				GAAP

REVENUES	$235,561	$226,217	$--		$--		$235,561		$226,217

COST OF REVENUES	148,183	145,530	34,918	(a)	47,695	(a)	183,101		193,225

GROSS PROFIT	87,378	80,687	(34,918)		(47,695)		52,460	(a)	32,992

OPERATING COSTS AND EXPENSES

Research and development	14,374	14,422	774	(b)	415	(b)	15,148		14,837
Marketing, general and administrative	14,385	14,929	1,421	(c)	1,232	(c)	15,806		16,161

	28,759	29,351	2,195		1,647		30,954		30,998

OPERATING PROFIT	58,619	51,336	(37,113)		(49,342)		21,506	(a)	1,994

INTEREST EXPENSE, NET	(3,613)	(3,633)	--	(d)	--	(d)	(3,613)		(3,633)

OTHER NON CASH FINANCING EXPENSE, NET	--	--	(7,271)		(84,596)		(7,271)		(84,596)

OTHER EXPENSE, NET	(4)	(9)	--		--		(4)		(9)

PROFIT (LOSS) BEFORE INCOME TAX	55,002	47,694	(44,384)		(133,938)		10,618	(a)	(86,244)

INCOME TAX BENEFIT (EXPENSE)	(703)	(464)	(1,765)	(e)	11,358	(e)	(2,468)		10,894

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	54,299	47,230	(46,149)		(122,580)		8,150	(a)	(75,350)

NON CONTROLLING INTEREST	(363)	2,286	--	(f)	--	(f)	(363)		2,286

NET PROFIT (LOSS)	$53,936	$49,516	$(46,149)		$(122,580)		$7,787	(a)	$(73,064)

NON-GAAP GROSS MARGINS	37.1%	35.7%

NON-GAAP OPERATING MARGINS	24.9%	22.7%

NON-GAAP NET MARGINS	22.9%	21.9%

(a)
The $13 million reduced depreciation expenses was mainly due to extended useful life of assets, which resulted in improved net profit by approximately $7 million, net after tax and non controlling interest; depreciation and amortization expenses include amounts of $34,378 and $47,439 related to fixed assets and amounts of $540 and $256 related to stock based compensation expenses in the for the three months ended June 30, 2015 and March 31, 2015 respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $305 and $96 and stock based compensation expenses in the amounts of $469 and $319 for the three months ended June 30, 2015 and March 31, 2015 respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $487 and $497 and stock based compensation expenses in the amounts of $934 and $735 for the three months ended June 30, 2015 and March 31, 2015 respectively.

(d)	Non-GAAP interest expense, net includes only interest on an accrual basis.
(e)	Non-GAAP income tax benefit (expense) includes taxes paid during the period on a cash basis.
(f)	Non-GAAP non-controlling interest does not include any adjustments that may result from the company's 51% stake in TPSCo.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands)

	Six months ended		Six months ended				Six months ended
	June 30,		June 30,				June 30,
	2015	2014	2015		2014		2015		2014
	non-GAAP		Adjustments (see a, b, c, d, e, f,g below)				GAAP

REVENUES	$461,778	$366,725	$--		$--		$461,778		$366,725

COST OF REVENUES	293,713	259,834	82,613	(a)	95,916	(a)	376,326		355,750

GROSS PROFIT	168,065	106,891	(82,613)		(95,916)		85,452	(a)	10,975

OPERATING COSTS AND EXPENSES

Research and development	28,796	20,889	1,189	(b)	716	(b)	29,985		21,605
Marketing, general and administrative	29,314	25,422	2,653	(c)	1,921	(c)	31,967		27,343
Nishiwaki Fab restructuring costs and impairment	--	--	--		75,728		--		75,728
Merger related costs	--	--	--		1,229		--		1,229

	58,110	46,311	3,842		79,594		61,952		125,905

OPERATING PROFIT (LOSS)	109,955	60,580	(86,455)		(175,510)		23,500	(a)	(114,930)

INTEREST EXPENSE, NET	(7,246)	(16,931)	--	(d)	--	(d)	(7,246)		(16,931)

OTHER NON CASH FINANCING EXPENSE, NET (*)	--	--	(91,867)		(32,393)		(91,867)		(32,393)

GAIN FROM ACQUISITION, NET	--	--	--		166,404		--		166,404

OTHER INCOME (EXPENSE), NET	(13)	203	--		--		(13)		203

PROFIT (LOSS) BEFORE INCOME TAX	102,696	43,852	(178,322)		(41,499)		(75,626)	(a),(g)	2,353

INCOME TAX BENEFIT (EXPENSE)	(1,167)	(103)	9,593	(e)	14,123	(e)	8,426		14,020

PROFIT (LOSS) BEFORE NON CONTROLLING INTEREST	101,529	43,749	(168,729)		(27,376)		(67,200)	(a),(g)	16,373

NON CONTROLLING INTEREST	1,923	6,702	--	(f)	--	(f)	1,923		6,702

NET PROFIT (LOSS)	$103,452	$50,451	$(168,729)		$(27,376)		$(65,277)	(a),(g)	$23,075

NON-GAAP GROSS MARGINS	36.4%	29.1%

NON-GAAP OPERATING MARGINS	23.8%	16.5%

NON-GAAP NET MARGINS	22.4%	13.8%

(a)
The $13 million reduced depreciation expenses was mainly due to extended useful life of assets, which resulted in improved net profit by approximately $7 million, net after tax and non controlling interest; depreciation and amortization expenses include amounts of $81,817 and $95,404 related to fixed assets and amounts of $796 and $512 related to stock based compensation expenses in the for the six month ended June 30, 2015 and June 30, 2014, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $401 and $232 and stock based compensation expenses in the amounts of $788 and $484 for the six months ended June 30, 2015 and June 30, 2014, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $984 and $413 and stock based compensation expenses in the amounts of $1,669 and $1,508 for the six month ended June 30, 2015 and June 30, 2014, respectively.

(d)	Non-GAAP interest expense, net includes only interest on an accrual basis.
(e)	Non-GAAP income tax benefit (expense) includes taxes paid during the period on a cash basis.
(f)	Non-GAAP non-controlling interest does not include any adjustments that may result from the company's 51% stake in TPSCo.
(g)
The differences between the above-referenced GAAP profit (loss) results for six months ended June 30, 2015 as compared with the comparable period's results are mainly due to: (i) $92 million other non cash financing expenses included in the six months ended June 30, 2015, primarily reflecting accelerated accretion resulted from the successful $162 million accelerated conversion of debentures series F (ii) $166 million gain from the acquisition of TPSCo included in the six months ended June 30, 2014; (iii) $76 million of costs related to Nishiwaki Fab cessation of operations recorded in the six months ended June 30, 2014; and (iv) Organic and other financial results' improvements totaling to $94 million.

(*)
Other GAAP non cash financing expense, net for the six months ended June 30, 2015 mainly include accelerated accretion and amortization resulting from the $162 million accelerated conversion of debentures series F.